October 28, 2005






October 28, 2005


Mr. Daniel L. Gordon
Branch Chief
Mail Stop 4561
United States Securities and Exchange Commission
Washington, DC 20549


Re:   SB Partners
      Form 10-K for the fiscal year ended December 31, 2004 Filed April 13, 2005 Form 10-Q for the quarterly period ended March 31, 2004
      File No. 0-08952




Dear Mr. Gordon:

We are in receipt of your letter dated October 13, 2005 with the additional comments relating to our filings above. Our responses to your comments are as follows:

Note 5 Investment in Joint Venture, page 36

1. Your response to prior comment 1 indicates that the other limited partners are all related parties. Please clarify if this means that they are related to the registrant or related to each other but not the Registrant.



The other limited partners are related to each other but not the registrant.



     2. Your response to prior comment 1 references certain rights described in paragraph 9 of SOP 78-9. However, the rights mentioned in your response would appear to be considered protective, not participating, rights under EITF 96-16. Please explain to us how you have considered the provisions of EITF 96-16 and EITF 04-5 in determining that the equity method is the most appropriate method of accounting for your investment in the joint venture. In accordance with EITF 04-5 the general partner usually consolidates unless the general partner can be removed by the limited partners or the limited partners have substantive participating rights.



While we understand that many preparers refer to EITF 96-16 for guidance in determining whether limited partners have substantive participating rights, such reference can only be by analogy, as EITF 96-16 specifically excludes noncorporate entities from its scope. EITF 04-5 becomes effective for SB Partners on January 1, 2006, and we are currently considering whether its guidance will require us to consolidate the joint venture at that time. Therefore, we continue to believe that SOP 78-9 currently remains the applicable guidance for a limited partnership. Paragraph 9 of SOP 78-9 specifically lists the "right to approve the sale or refinancing of principal assets" as an example of an "important right" of the limited partners which may indicate that the partnership may not be under the control, directly or indirectly, of the general partnership interest. Because the general partner, including the limited partner interest held by an affiliate of the general partner, does not have the unilateral right to sell or refinance the joint venture's property, we believe the substance of this arrangement is that the general partner does not control the joint venture.

     3. Since you have accounted for your investment in the joint venture using the equity method, please explain to us why you have not filed audited financial statements of the joint venture in accordance with Rule 3-09 of Regulation S-X.



As indicated in our earlier response of August 12, 2005, upon further review of the financial statement requirement s under Rule 3-09 of Regulation S-X, the registrant agrees that audited financial statements for the joint venture that owns the apartment property in West Chester, Pennsylvania should be presented as of December 31, 2004 and 2003, and for the years ended December 31, 2004, 2003, and 2002. The registrant will file Form 10-K/A which will amend the earlier filings to include such audited financial statements as soon as audited financial statements can be obtained.



If you have any questions please contact me at (212) 408-2929.

                                     Sincerely,


                                     SB Partners
                              By:    SB Partners Real Estate Corporation
                                     Its general partner


                                     /s/ George N. Tietjen, III
                                     -------------------------------------------
                              By:    George N. Tietjen, III
                                     Chief Financial Officer and Treasurer
                                    (Principal Financial and Accounting Officer)